UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Cadmus Communications Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

127587103

(CUSIP Number)

December 26, 2006

(Date of Event Which Requires Filing of this Statement)

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Attention: Christopher G. Karras, Esq.

Telephone: (215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

SCHEDULE 13D
CUSIP No. 127587103

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Purico (IOM) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,143,324
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,143,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,143,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0%
14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D
CUSIP No. 127587103

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Clary Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

500,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.25%
14	TYPE OF REPORTING PERSON*

CO

SCHEDULE 13D
CUSIP No. 127587103

1	NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

Nathu R. Puri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Indian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

1,771,369
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

1,771,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,771,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.59%
14	TYPE OF REPORTING PERSON*

IN

SCHEDULE 13D

CUSIP No. 127587103

Purico (IOM) Limited, Clary Limited and Nathu R. Puri hereby amend their statement on Schedule 13D relating to the shares of common stock (the “Common Stock”), par value $.50 per share, of Cadmus Communications Corporation (“Cadmus”), as set forth below.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

On December 27, 2006, Cenveo, Inc. (“Cenveo”) announced that it had entered into an Agreement of Merger dated as of December 26, 2006 (the “Merger Agreement”) among Cenveo, Mouse Acquisition Corp., an indirect wholly-owned subsidiary of Cenveo (“Merger Sub”), and Cadmus. The Merger Agreement is incorporated hereto as Exhibit 2.1 and made a part hereof. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into Cadmus (the “Merger”), with Cadmus as the surviving corporation (the “Surviving Corporation”). All of the issued and outstanding Shares of Cadmus (other than Shares owned by Cenveo or Merger Sub) will be converted into the right to receive an amount in cash equal to $24.75 per share, without interest. The Merger is subject to customary conditions, including approval and adoption of the Merger Agreement by the shareholders of Cadmus.

After the Merger, Cenveo will beneficially own all of the outstanding shares of common stock of the Surviving Corporation.

In connection with the Merger, Bruce V. Thomas, the President and Chief Executive Officer of Cadmus, and Clary Limited, Purico (IOM) Limited and Melham US Inc. (“Melham”), which are affiliated with Nathu R. Puri, who is a director of Cadmus (each, a “Shareholder”), entered into a Voting Agreement with Cenveo dated as of December 26, 2006. The Voting Agreement is incorporated hereto as Exhibit 99.1 and made a part hereof. Pursuant to the Voting Agreement, the Shareholders have agreed to vote 2,014,960 Shares, or approximately 21.1% of the outstanding Shares, in favor of approval and adoption of the Merger Agreement.

During the period beginning on December 26, 2006 and ending on the earlier of (i) the effective time (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement, each Shareholder, among other things, has agreed to vote his or its Shares to approve and adopt the Merger Agreement.

During the term of the Voting Agreement, each Shareholder has also agreed that it will not, subject to certain exceptions, (i) solicit, initiate or knowingly take any action designed to facilitate the submission of any Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in negotiations or discussions with, or furnish or disclose any information to, any Person (as defined in the Merger Agreement) other than Cenveo or any of its Representatives (as defined in the Merger Agreement) in connection with an Acquisition Proposal or (iii) publicly announce that he or it is considering approving or recommending any Acquisition Proposal.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

On May 3, 2004, Melham sold 1,020 shares on the open market and Purico sold 7,344 shares on the open market. Accordingly, as of May 3, 2004, Melham owned 128,045 shares of Common Stock (approximately 1.34% of the outstanding Common Stock) and Purico owned 1,143,324 shares of Common Stock (approximately 12% of the outstanding Common Stock).

In addition, the final paragraph of Item 5 is hereby amended and restated as follows:

By reason of Mr. Puri’s relationship to Purico, Clary and Melham, Mr. Puri may be deemed to share voting and dispositive power with respect to the shares of Common Stock held of record by Purico, Clary and Melham. Accordingly, as of May 3, 2004, Mr. Puri may be deemed to share voting and dispositive power with respect to 1,771,369 share of Common Stock (approximately 1.59% of the outstanding Common Stock), and therefore may be deemed to beneficially own these shares of Common Stock owned by Purico, Clary and Melham. Mr. Puri disclaims beneficial ownership of these shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety:

See response to Item 4.

A copy of the Merger Agreement is incorporated hereto as Exhibit 2.1 and is incorporated herein by reference.

Except for the agreements described above, to the best knowledge of Cenveo, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Cadmus, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit 2.1	Agreement of Merger dated as of December 26, 2006 among Cenveo, Inc., Mouse Acquisition Corp. and Cadmus Communications Corporation (filed as Exhibit 2.1 to the Current Report on Form 8-K (filed as Exhibit 2.1 to the Current Report on Form 8-K dated (date of earliest event reported) December 26, 2006 filed with the SEC by Cenveo, Inc. on December 27, 2006 and incorporated herein by reference).

Exhibit 99.1	Voting Agreement dated as of December 26, 2006 among Cenveo, Inc., Clary Limited, Purico (IOM) Limited, Melham US Inc. and Bruce V. Thomas (filed as Exhibit 99.1 to the Current Report on Form 8-K (filed as Exhibit 2.1 to the Current Report on Form 8-K dated (date of earliest event reported) December 26, 2006 filed with the SEC by Cenveo, Inc. on December 27, 2006 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2007

PURICO (IOM) LIMITED

By:	/s/ David Wilson
Name:	David William Wilson
Its:	Director

CLARY LIMITED

By:	/s/ C.G. Hepburn
Name:	C.G. Hepburn
Its:	Alternate Director to D.J. Palmer

By:	/s/ Tim O’Carroll
Name:	Tim O’Carroll
Its:	Alternate Director to D.T. Kenny

/s/ Nat Puri
Name:	Nathu R. Puri

SCHEDULE 13D

CUSIP No. 127587103

Exhibit 1

JOINT FILING AGREEMENT

Dated as of January 15, 2007

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.50 per share, of Cadmus Communications Inc., a Virginia corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

[Rest of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

PURICO (IOM) LIMITED

By:	/s/ David Wilson
Name:	David William Wilson
Its:	Director

CLARY LIMITED

By:	/s/ C.G. Hepburn
Name:	C.G. Hepburn
Its:	Alternate Director to D.J. Palmer

By:	/s/ Tim O’Carroll
Name:	Tim O’Carroll
Its:	Alternate Director to D.T. Kenny

/s/ Nat Puri
Name:	Nathu R. Puri